SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities and Exchange Act of 1934

(Amendment No. 2)

Boston Properties, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101121101

(CUSIP Number)

Edward H. Linde

c/o Boston Properties, Inc.

111 Huntington Avenue, Suite 300

Boston, Massachusetts 02199-7610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. 101121101	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward H. Linde
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 11,646,273 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 11,646,273 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,646,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D with respect to the shares of common stock, $0.01 par value per share (the “Common Stock” or the “Securities”), of Boston Properties, Inc. (the “Company”), a Delaware corporation, is being filed by Mr. Edward H. Linde (“Mr. Linde”) with the Securities and Exchange Commission (the “SEC”) to reflect the decrease in Mr. Linde’s beneficial ownership of Common Stock as a result of: (i) the exercise of options to acquire Common Stock and the disposition of the underlying shares of Common Stock and (ii) the gift of shares of Common Stock. This Amendment No. 2 amends and restates Items 1, 2, 5, 6 and 7 of the Schedule 13D filed with the SEC on March 5, 2001, as amended by Amendment No. 1 filed on February 13, 2003 (the “Original Schedule 13D”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D will remain unchanged.

ITEM 1. Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $.01 per share (the “Common Stock” or the “Securities”), of the Company. The address of the Company’s principal executive offices is 111 Huntington Avenue, Suite 300, Boston, Massachusetts, 02199.

ITEM 2. Identity and Background.

(a) – (c), (f) Mr. Linde is currently the President, Chief Executive Officer and a director of the Company, and his business address is 111 Huntington Avenue, Suite 300, Boston, MA 02199. Mr. Linde is a citizen of the United States of America.

(d) – (e) During the last five years, Mr. Linde has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Linde been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Linde is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. Interest in Securities of the Issuer.

(a) Mr. Linde is deemed the beneficial owner of 11,646,273 shares of Common Stock of the Company representing 9.8% of the Common Stock of the Company outstanding as of December 31, 2004. This number includes:

(i) 3,008,012 shares of Common Stock, 1,806,842 of which are held by The MBZ Charitable Remainder Unitrust of which Mr. Linde serves as the sole trustee and 29,000 of which are held by another trust,

(ii) 7,144,949 common units of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership (“Common Units”), that are redeemable for cash or exchangeable for shares of Common Stock on a one-for-one basis at the option of the Company, 1,405,392 of which are held by The MBZ 1996 Trust of which Mr. Linde serves as the sole trustee, 5,693,083 of which are held by a limited liability company of which Mr. Linde is the sole manager and 46,474 of which are held by limited partnerships of which the sole general partners are limited liability companies of which Mr. Linde is the sole manager,

(iii) 29,982 long term incentive units (“LTIP Units”) of partnership interest in Boston Properties Limited Partnership, that, conditioned upon minimum allocations to the capital accounts of the LTIP Units for federal income tax purposes, may be converted, at the election of the holder, into Common Units, and

(iv) 1,463,330 shares of Common Stock underlying currently exercisable options.

Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of December 31, 2004. Mr. Linde has opted to include in this report his beneficial ownership of Common Units and LTIP Units which are convertible into Common Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the limited partnership agreement of Boston Properties Limited Partnership, the holder of the Common Units does not have the right to require the Company to exchange the Common Units for shares of Common Stock.

(b) Mr. Linde has sole voting power over 11,646,273 shares of the Common Stock and no shared voting power. He has sole dispositive power over 11,646,273 shares of the Common Stock and no shared dispositive power.

(c) During the past sixty days, Mr. Linde effected the following transactions in the Company’s Securities:

1) On November 22, 2004, Mr. Linde exercised options to acquire 135,000 shares of Common Stock at an exercise price of $25.00 per share and exercised options to acquire 65,000 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold in the open market all of the shares of Common Stock so acquired at prices ranging from $58.60 to $59.39 per share.

2) On November 23, 2004, Mr. Linde exercised options to acquire 91,600 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold in the open market all of the shares of Common Stock so acquired at prices ranging from $58.93 to $59.77 per share.

3) On November 24, 2004, Mr. Linde exercised options to acquire 59,300 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold all of the shares of Common Stock so acquired in the open market at prices ranging from $59.40 to $60.50 per share. Also on the same date, Mr. Linde disposed of 171,671 shares of Common Stock as a gift.

4) On November 26, 2004, Mr. Linde exercised options to acquire 14,000 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold all of the shares of Common Stock so acquired in the open market at prices ranging from $60.05 to $60.71 per share.

5) On November 29, 2004, Mr. Linde exercised options to acquire 80,000 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold all of the shares of Common Stock so acquired in the open market at prices ranging from $59.87 to $60.10 per share.

6) On November 30, 2004, Mr. Linde exercised options to acquire 55,100 shares of Common Stock at an exercise price of $34.375 per share. On the same date, Mr. Linde sold all of the shares of Common Stock so acquired in the open market at a price of $59.945 per share.

(7) On November 30, 2004, Mr. Linde acquired 171,670 shares of Common Stock upon the exercise of options. The options had an exercise price of $34.375 per share.

(d) Several persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. No one’s interest is more than five percent of the total outstanding Common Stock of the Company.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Linde holds the following agreements with respect to the Securities of the Issuer: (1) a Non-Qualified Stock Option Agreement dated as of March 24, 1998, (2) a Non-Qualified Stock Option Agreement dated as of February 2, 2001 and (3) an LTIP Unit Vesting Agreement dated as of January 30, 2004. Each of these agreements contains provisions pursuant to which the options and LTIP Units granted thereunder will vest as a result of the passage of time, subject to Mr. Linde’s continued employment by the Company.

ITEM 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2005
(Date)

/s/ Edward H. Linde
(Signature)

Edward H. Linde
(Name)